Akiyo Fujii
617.239.0699
fax 617.316.8304
afujii@eapdlaw.com

October 25, 2006

BY ELECTRONIC FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Open Energy Corporation
Registration Statement on Form SB-2
Pre-Effective Amendment No. 2
Registration No. 333-136987

Dear Sir or Madam:

On behalf of Open Energy Corporation (the “Company”), we hereby transmit by EDGAR a copy of the Company’s Registration Statement on Form SB-2 (the “Registration Statement”).

The applicable fees have been paid in connection with this filing.

Please be advised that the Company has already requested the acceleration of the effectiveness of the Registration Statement. The Company is aware of its obligations under the Securities Act.

If you have any questions regarding the enclosed materials, please call the undersigned at (617) 239-0699 or Roger Glenn at (212) 912-2753.

Very truly yours,

/s/ Akiyo Fujii Akiyo Fujii

cc:	Roger Schwall
Jason Wynn
Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street, N.W.
Washington, DC 20549-7010